

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Via Email
Mr. Daniel T. Poston
Executive Vice President and CFO
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

>   **Re: Fifth Third Bancorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **Response filed August 16, 2012**
>   **File No. 001-33653**

Dear Mr. Poston:

We have reviewed your response letter filed August 16, 2012, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Schedule 14A filed March 8, 2012

2011 Long-Term Equity-based Compensation, page 26

1. We note your response to comment 1 of our August 2, 2012 letter, namely your statement that in future filings you will describe NEO-specific objectives and results where they play a "significant role" in the committee's decision making process. Please note that we believe disclosure of all objectives considered is material to an investor's understanding of the company's compensation policies and process. Please confirm that, in the future, you will disclose all objectives considered by the committee in making award determinations for named executive officers.

2. We note the draft disclosure provided in response to comment 1 of our August 2, 2012 comment letter. The descriptions of your objectives appear vague and lack specificity.

For example, you have referenced objectives "tied to Company financial performance, operational effectiveness…," objectives "concerning balance sheet, capital and financial management…," objectives "concerning loan and deposit growth…" To the extent that the objectives conveyed to your named executive officers referenced specific measures and/or were quantified, the disclosures in your proxy statements should also reference specific measures and/or be quantified. Please revise your disclosures accordingly.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director